UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a)
of the Securities Exchange Act of 1934

Amendment No. 2

Filed by the Registrant ☐
Filed by a Party other than the Registrant ☑

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☑ Preliminary Proxy Statement
☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to Section 240.14a-12

BellaVista Capital, Inc.

(formerly Primecore Mortgage Trust, Inc.)

(Name of Registrant as Specified In Its Charter)

Jeffrey S. Black and Michael Johnson

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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PRELIMINARY MATERIALS
SUBJECT TO COMPLETION

DATED: March __, 2005

SPECIAL MEETING OF SHAREHOLDERS
OF BELLAVISTA CAPITAL, INC.

Proxy Statement
of
Jeffrey S. Black and Michael Johnson

     This Proxy Statement is furnished by Jeffrey S. Black and Michael Johnson in connection with their solicitation of RED proxies to be used at the special meeting of shareholders of BellaVista Capital, Inc., a Maryland corporation (“BellaVista” or the “Company”) currently scheduled for March 14, 2005. This Proxy Statement supersedes our Preliminary Proxy Statement and BLUE form of proxy card dated as of November 29, 2004. We will not use any BLUE proxy cards we may have received from shareholders for any purpose. The enclosed RED form of proxy card replaces the BLUE form of card.

     THIS SOLICITATION IS BEING MADE BY JEFFREY S. BLACK AND MICHAEL JOHNSON AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY.

     Pursuant to this Proxy Statement, Messrs. Black and Johnson are soliciting proxies from shareholders of the Company to approve the proposed Shareholder Resolution of October 22, 2004 directing that the Company’s Board of Directors to replace its current business plan with a plan that provides for no new investments, the sale or other disposition of the Company’s current assets in the ordinary course of the Company’s business, and distribution of the proceeds of those assets to existing shareholders.

     Management has generally described the March 14, 2005 meeting as a special meeting of shareholders. We will therefore proceed as if the meeting scheduled for Monday, March 14, 2005, at 10:00 am Pacific Standard Time, at the Palo Alto Elks Lodge, 4249 El Camino Real, Palo Alto, California is scheduled as a special meeting only, rather than the Company’s 2004 Annual Meeting. Please refer to the Company’s proxy soliciting materials for additional information concerning management’s position. We urge you to carefully consider both proxy solicitations.

     This Proxy Statement and the enclosed RED proxy card are first being sent or given to Shareholders on or about March __, 2005.

     Any proxy granted pursuant to this solicitation or otherwise may be revoked by the person granting the proxy at any time before it is voted at the special meeting. Proxies may be revoked by (i) delivering a written notice of revocation bearing a later date than the proxy, (ii) duly executing and delivering a later dated written proxy relating to the same shares or (iii) attending the special meeting and voting in person (although attendance at the special meeting will not in and of itself constitute a revocation of a proxy).

     To be effective, any written notice of revocation or subsequent RED proxy should be mailed to Jeffrey S. Black, or hand-delivered to the Secretary of BellaVista at the special meeting before the taking of the vote. If you hold your shares through a bank, broker or other nominee holder, only they can revoke your proxy on your behalf.

     Whether or not you plan to attend the special meeting, we urge you to vote for our proposed Resolution by signing, dating and returning the enclosed RED proxy card in the postage-paid envelope today. We urge you not to sign or return any proxy card sent to you by the Board of Directors of BellaVista. If you have previously signed a proxy card sent to you by the Board of Directors of BellaVista, you can revoke that proxy and vote for our Resolution by signing, dating and returning the enclosed RED proxy card in the enclosed postage-paid envelope.

The Proposed Resolution

     We strongly urge you to vote FOR the proposed Shareholder Resolution dated October 22, 2004, which reads as follows:

     “RESOLVED: That the Corporation cease making new investments, and immediately reduce its administrative expenses associated with making new investments. The Board of Directors shall adopt a detailed plan to sell the Company’s remaining assets and distribute cash proceeds to its creditors and shareholders as such proceeds become available for distribution, after allocating adequate reserves to meet current and contingent liabilities.”

     The matter intended to be acted upon at the meeting is a vote to approve a Shareholder Resolution calling on the Board to adopt a different business plan than the one currently contemplated by management. Management’s plan involves disposing of assets through sale or other disposition in the ordinary course of the Company’s business and reinvesting the proceeds in further real estate oriented investments. The proposed plan would differ from that plan only to the extent that management would be precluded from reinvesting proceeds in new investments and would distribute those proceeds to shareholders, net of current and contingent liabilities.

     Contrary to management’s interpretation of our Resolution, we are not advocating liquidation of the Company, and we do not believe our proposed Resolution, if passed, would require the Company to dissolve and windup its affairs as a business. In revising the Company’s redemption policy and initiating the tender offer, management has described their goal as one that provides shareholders an opportunity to “exit the investment” without having to liquidate the Company. Nothing we propose is intended to preclude management from pursuing that objective. For example, nothing we propose is intended to preclude management, and any number of like-minded investors, from considering recapitalizing or restructuring the Company by issuing a new class of security to sell to new investors, or to offer existing shareholders in exchange for their existing common stock, or any number of other financing options.

     We have not undertaken any analysis as to the feasibility of the Company’s ability to implement any such financing options or to continue in business without additional capital. We recognize, however, that, in the absence of the ability to use capital in the form of proceeds from the disposition of remaining assets, and in the absence of management’s ability to raise new capital to invest in additional real estate oriented investments, the Company will not be able to continue its business as a going concern. We invite management to discuss the feasibility of such financing or restructuring options in the interest of promoting their objective of providing shareholders an opportunity to “exit the investment” without having to liquidate the Company.

     The Resolution we propose is intended to be advisory in nature. This means that, if passed, the Resolution will represent a decision of the shareholders, communicated to the Board of Directors, that the Board should adopt the business plan proposed by the shareholders. The Resolution is not intended to be a decision by the shareholders to dissolve or liquidate the Company as a going concern.

     Passage of the Resolution will not result in liquidation of the Company because applicable statutory requirements under Maryland corporate law to liquidate the Company have not been met. Dissolution or liquidation of the Company is not within the power of the shareholders acting unilaterally by resolution.

     If approved by a majority of votes cast at a meeting at which a quorum is present, the Resolution represents an instruction to the Board of Directors to replace its current business plan with a plan that provides for no new investments and the sale or other disposition of the Company’s current assets in the ordinary course of the Company’s business, and distribution of the proceeds of those assets to existing shareholders.

Risks Relating to the Resolution and Proposed Plan

     If the proposed Resolution is passed, the Board is expected to perform its fiduciary duties to all shareholders in light of that Resolution and is accountable to shareholders for their performance of their duties as they would be in light of any other resolution adopted by shareholders. There is no guaranty, however, that the Board will implement the plan as proposed if the Resolution is passed.

     Even if the Resolution is adopted, and the proposed plan is implemented, there is no guaranty that shareholder value would be maximized or otherwise enhanced.

     We believe a plan adopted by the Board upon passage of our Resolution would involve completing the current real estate development projects and selling them, and managing loans the Company has invested in until such loans are paid off or sold, and would therefore be substantially similar to the plan that the Company would implement in the absence of adoption of the proposed Shareholder Resolution. The Company’s business plan calls for completing the existing projects and, as applicable, selling them for the highest price, subject to then-current market conditions, or holding or selling existing loans it has invested in, also as market conditions warrant.

     We refer you to the Company’s business plan filed January 25, 2005, and other soliciting material, for management’s discussion of risks related to the real estate industry in general, and other risk factors relating to management’s plan in particular.

     We have not undertaken a liquidation analysis of the Company’s current real estate assets, primarily for three reasons: (1) we are not proposing to liquidate the Company; (2) we do not have access to the Company’s current financial information or other data resources so as to adequately analyze the Company’s current real estate assets; and, (3) management has presented their own “liquidation analysis” in their business plan filed January 25, 2005, and in their Proxy Statement filed February 28, 2005. We also refer you to management’s liquidation analysis in their business plan and proxy solicitation materials, generally, and in particular with regard to management’s analysis of the value and timing for disposition of the Company’s existing real estate assets.

     Our proposed Shareholder Resolution is based upon what we believe is management’s change in direction of the Company from a Real Estate Investment Trust, investing in primarily relatively high-end residential construction loans, to what management describes as a real estate investment company that proposes to invest in real estate development projects.

     Apart from any questions as to whether management may not have adequately addressed shareholders’ reinvestment risks associated with this change in direction or whether we have confidence in current management’s ability to manage the risks and contingencies associated with these types of “high risk, high reward” investments, we invite management to more fully discuss how the change in their investment strategy will enhance shareholder value compared with the plan proposed by our Resolution.

Feasibility of the Proposed Plan

     The Company’s current business plan calls for completing existing projects and, as applicable, selling them for the highest price, subject to then-current market conditions, or holding or selling existing loans it has invested in, also as market conditions warrant.

     In the ordinary course of the Company’s business, this is what the Company is expected to do, under its current plan or what it would be expected to do under the proposed plan. The plans differ at the point of how to deal with the proceeds of those sales: the Company intends to reinvest those proceeds in other investments; the Soliciting Shareholders’ proposed plan would preclude new investments and direct that the proceeds be distributed to shareholders, allowing for reasonable reserves.

Voting Rights; Quorum and Votes Necessary to Approve the Resolution

     A majority of votes cast, at a meeting at which a quorum is present, is all that is required to approve the Resolution.

     As discussed below, Maryland law and the Company’s Bylaws define a quorum as the presence in person or by proxy of shareholders entitled to cast a majority (i.e. 50% or more) of all the votes entitled to be cast at the meeting. We do not agree with management’s interpretation that our proposal is one for liquidation of the Company, requiring the affirmative vote of 66.67% of the outstanding shares to pass.

     The Company is a Maryland corporation, governed by Maryland corporate statutes, referred to as the Maryland General Corporation Law (MGCL). Section 3-403 of the MGCL provides for the voluntary dissolution of a Maryland corporation. Three distinct elements are required: (1) a majority of the entire board must adopt a resolution that declares that dissolution is advisable; (2) each stockholder entitled to vote on the proposed dissolution must receive notice stating that a meeting will involve a vote on dissolution; and, (3) “a vote of two-thirds of all votes entitled to be cast on the matter” is necessary to approve the dissolution.

     Until and unless the Company’s Board has adopted a resolution declaring that dissolution is advisable, Maryland’s statutory requirements for dissolution have not been met. Clearly, the Board here does not deem it advisable for the Company to dissolve.

     Section 2-506 of the MGCL provides: (a) Unless this article or the charter of a corporation provides otherwise, at a meeting of stockholders: (1) The presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting constitutes a quorum; and (2) A majority of all the votes cast at a meeting at which a quorum is present is sufficient to approve any matter which properly comes before the meeting.

     Section 4 of the Company’s bylaws is to the same effect:

“Quorum; Manner of Acting and Adjournment. Unless [a] statute or the Charter provides otherwise, at a meeting of stockholders the presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting constitutes a quorum, and a majority of all the votes cast at a meeting at which a quorum is present is sufficient to approve any matter which properly comes before the meeting, except that a plurality of all the votes cast at a meeting at which a quorum is present is sufficient to elect a director...”

     Therefore, since section 3-403 does not apply, a simple majority of more than 50% of all votes “entitled to be cast” (i.e., 50% or more of all outstanding shares as of the record date of March 1, 2005) present at the meeting constitutes a quorum, and a simple majority of more than 50% of “all the votes cast” at a meeting at which a quorum is present is sufficient to approve the proposed Shareholder Resolution (the only matter scheduled to come before the meeting).

     We refer you to the Company’s Bylaws, amended as of March 1, 2001, filed with the SEC on March 30, 2001, which can be viewed and copied from the SEC website, and are presumably otherwise available from the Company. See the section entitled “Additional Material.”

     The rationale offered by management to support their interpretation that a 66.67% majority vote of all eligible shares is required to pass the current proposed Shareholder Resolution is based on their opinion that the proposed Resolution is one calling for the liquidation of the Company.

     Management states in their proxy statement that if the Resolution is approved by less than a 66.67% majority, the Board will consider “the results of the vote and either proceed to implement the current business plan or make such changes to the business plan as it deems appropriate in light of its fiduciary duty to all shareholders and the consensus of the shareholders expressed in the vote on the current proposal.” We refer you to the Company’s Definitive Proxy Statement filed February 28, 2005, under the section headings “Shareholder Proposal” and “ Voting Rights.”

     We believe, however, that management should acknowledge that the Resolution itself, as proposed, requires only a 50% or more majority of votes at a meeting, where a quorum is present, to pass, but that management nevertheless intends to treat the Resolution as one for liquidation of the Company if, but only if, the Resolution passes by a 66.67% majority vote of all eligible shares. Management should also acknowledge that this is contrary to our interpretation of the proposed Resolution.

     We invite management to explain why they will not treat the proposed Resolution as it was intended—a shareholder proposal, urging the Board of Directors to adopt a different business plan; one designed to satisfy the goal of providing shareholders an opportunity to “exit the investment” without having to liquidate the Company.

Eligible Votes

     The tender offer will close as of March 1, 2005 (unless extended by management), which is also the record date set for determining the number of shares eligible to vote. Shares purchased by the Company pursuant to the tender offer before March 1, 2005 will not be eligible to vote. In their tender offer filed January 28, 2005, management has said that the actual number of tendered shares the Company will purchase will not likely be known for perhaps 5 business days after March 1, 2005, i.e. March 7 or 8, 2005.

     Our intention is to solicit proxies from all shareholders and ask that you vote the total number of shares you own as of the date you sign the RED proxy card. We plan to present the proxy cards we receive to the Company to verify the number of eligible votes represented by our proxies against the Company’s records following the repurchase of shares pursuant to the tender offer, either at or before the scheduled meeting. Only eligible shares as of March 1, 2005 will be included in our proxy total.

How Proxies Will Be Voted

     If you return the RED proxy card to us, your shares will be voted on the Resolution as you indicate. If you return the RED proxy card to us but do not indicate how your shares are to be voted on the Resolution, they will be voted FOR the Resolution.

     Only your latest dated proxy, for the number of shares you own as of March 1, 2005, will be counted in the votes cast at the special meeting. We rely upon management to disclose the total number of shares outstanding and eligible to vote on any pertinent date.

Information Concerning the Soliciting Shareholders

     Jeffrey S. Black and Michael Johnson are the soliciting shareholders. They beneficially own an aggregate of 367,321 shares of the Company’s common stock, representing approximately 2% of the Company’s outstanding common stock based on 18,304,068 shares of common stock outstanding on February 1, 2005.

     Jeff Black, age 50, is a Senior Vice President of Grubb & Ellis Company, a real estate company located in San Jose. In his 27 years as a real estate broker specializing in commercial real estate, he has concluded transactions in excess of $1 Billion. Notable clients that Mr. Black has represented include Altera, Amdahl, Apple Computer, AT & T, eBay, Exxon Corporation, Marriott, TRW Corporation, VLSI Technology and Steelcase. He has been named in the Top 10 Brokers Nationwide in 2003 (Grubb & Ellis); San Jose Business Journal – 2003 – No. 4 Broker in Silicon Valley and has received the Hall of Fame Award in 1997 by the Association of Silicon Valley Brokers.

     Mr. Black has a Bachelor’s of Science and Commerce degree in Finance from the University of Santa Clara. He is current President of The Professional Wine Society of Santa Clara Valley and a member of the Silicon Valley Capital Club.

     Mr. Black is the beneficial owner of 267,321 shares of the Company’s common stock, held continuously for more than one year prior to the date of the accompanying proposal, and intended to be held through the date of the 2004 annual meeting, assuming such a meeting is held before the end of 2004. The stock has a fair market value of at least $2,000 and represented approximately 1.4% of the Company’s outstanding common stock based on 18,304,068 shares of common stock outstanding on February 1, 2005.

     Michael Johnson, age 52, is the Chief Financial Officer for @Road and is responsible for the company’s finance and administration functions. Mr. Johnson has over 25 years of finance and operations experience with a strong background in the technology industry. Prior to joining @Road, Mr. Johnson served as chief financial officer and in senior finance roles for a variety of technology companies. Mr. Johnson’s experience includes CacheFlow Inc., which was a leading manufacturer of intelligent network appliances that manage and accelerate the delivery of content over the internet, and, Ascend Communications Inc., which was a pioneering provider of high-speed digital remote networking products. Most recently, Mr. Johnson was senior vice president and chief financial officer for Amber Networks, a developer of IP/MPLS edge routing technology. In addition, Mr. Johnson has experience in the transportation leasing industry as he was chief accounting officer for Itel Rail Inc., and experience in the publishing industry as he was chief financial officer for The Oakland Tribune Inc. Mr. Johnson has extensive experience with mergers and acquisitions and initial public offerings. Mr. Johnson is a California Certified Public Accountant and holds a B.S. in Business Administration from California State University, Hayward. Mr. Johnson is married with 5 children.

     Mr. Johnson is the beneficial owner of 100,000 shares of the Company’s common stock, held continuously for more than one year prior to the date of the accompanying proposal, and intended to be held through the date of the 2004 annual meeting, assuming such a meeting is held before the end of 2004. The stock has a fair market value of at least $2,000 and represented less than 1% of the Company’s outstanding common stock based on 18,304,068 shares of common stock outstanding on February 1, 2005.

     We have no pecuniary interest in the operations of the Company’s consultants or this proposal, other than our interests as shareholders of the Company.

Questions Relating to Our Solicitation

     We invite management to address the following issues before the March 14, 2005 meeting.

     1. We invite management to address what we perceive to be an inconsistency in their determination of the offering price of $3.62 per share in their tender offer.

     In your letter to shareholders dated December 27, 2004, settlement of the Baigent case is described as including the Company’s agreement to “redeem the plaintiff stockholders’ stock for $3.62 per share.” In addition, the Company agreed to pay the plaintiffs’ attorney fees and costs totaling $1,227,974. Since the 28 shareholders owned approximately 1.2 million shares, the additional payment to them, or for their benefit, represented approximately $1.00 per share in addition to the $3.62 per share, for a total payment to those shareholders of approximately $4.62 per share.

     How does management reconcile establishing a tender offer for repurchase of shares at what appears to be a discount of approximately $1.00 per share from what they agreed to pay a different group of shareholders in November 2004?

     2. Based on BellaVista’s disclosures in its Quarterly Report filed November 22, 2004, the net realizable value of assets is approximately $4.13 per share as of September 30, 2004. How does management reconcile establishing a tender offer for repurchase of shares at what appears to be a discount of approximately $.50 per share from the “net realizable value of assets” of approximately $4.13 per share as of September 2004?

     3. The Board has stated that it would repurchase shares at fair market value on page 20 of the September 30, 2004 Form 10-Q filed November 22, 2004. Please explain the differences between the net realizable value, liquidation value and fair market value of the shares.

     4. Please discuss your liquidation analysis as one relating to liquidation of the Company’s current real estate assets and distribution to shareholders to accurately reflect the implications of the proposed Resolution, rather than as one based on liquidation of the Company as a going concern.

     5. What is the statutory or other legal basis for management’s conclusion that passage of the proposed Shareholder Resolution requires the affirmative vote of 66.67% of the outstanding shares?

     6. In management’s November 4, 2004 letter to shareholders, the board indicates that it has been taking the necessary steps to evaluate the Company’s strategic alternatives, including consulting with independent advisors, so that it is in a position to make an informed recommendation to the shareholders about all proposals appearing on the ballot. Please identify the independent advisors the Board consulted in forming its recommendation and provide any written reports that may have been prepared.

Solicitation Expenses

     We are making this solicitation personally. Persons affiliated with or employed by us may assist us in the solicitation of proxies. They will not receive any special compensation for their services. Banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward this proxy statement and the enclosed RED proxy card to the beneficial owners of shares of Common Stock for whom they hold shares of record. We will reimburse these organizations for their reasonable out-of-pocket expenses.

     Initially, we will personally bear all of the expenses related to this proxy solicitation. Because we believe that the shareholders will benefit from this solicitation, we intend to seek reimbursement of our expenses from the Company. Shareholders will not be asked to vote on the reimbursement of solicitation expenses incurred by us. We estimate that our expenses will be about $35,000. As of January 31, 2005, our expenses have been approximately $28,000.

     There is no arrangement or understanding involving us or any of our affiliates that relates to future employment by the Company or any future transaction with the Company.

Additional Proposals

     Management has announced that the only business to be conducted at the meeting is to vote on our Shareholder Proposal of October 22, 2004. We therefore do not know of any other business that will be presented for consideration at the special meeting other than that as set forth in this proxy statement, and the proxy statement filed by management.

     Unless instructed otherwise, if any other matters are properly presented for consideration at the meeting, it is our intention, as the persons named as proxies in the enclosed RED proxy card, to vote in accordance with our own best judgment on such matters.

Additional Material

     The Company’s filings with the SEC, including its Bylaws, its tender offer, and particularly all shareholder letters in support of management’s position relating to our Shareholder Resolution, are available on the SEC’s website at http://www.sec.gov. Presumably, company filings can also be obtained, as stated in the Company’s proxy statement, from Ms. Connie Paris, 420 Florence Street, Suite 200, Palo Alto, California 94301; or by calling Ms. Paris at (650) 328-3060.

Other Matters

     Information concerning the Company has been taken from or is based upon documents and records on file with the SEC and other publicly available information. Although we do not have any knowledge that would indicate that any statement based upon such documents and records is untrue, we do not take any responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by the Company to disclose events that may affect the significance or accuracy of such information.

Important

     1. If your shares are held in your own name, please mark, date and mail the enclosed RED proxy card to Jeffrey S. Black, in the postage-paid envelope provided. If your shares are held in the name of a trust, please have all trustees sign the proxy card.

     2. If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can vote such shares and only upon receipt of your specific instructions. Accordingly, you should contact the person responsible for your account and give instructions for a RED proxy card to be signed representing your shares.

     3. If your shares are held in an account with Pensco Pension Services, the signature block should read, “Pensco Pension Services FBO, [your name].”

     4. Add as many signature lines as necessary to accurately identify the total amount of stock you own.

     Again, we urge you not to sign or return any proxy card sent to you by the Board of Directors of BellaVista. If you have previously signed a proxy card sent to you by the Board of Directors of BellaVista, you can revoke that proxy and vote for our Resolution by signing, dating and returning the enclosed RED proxy card in the enclosed postage-paid envelope.

     Only Your Latest Dated Proxy for the Special Meeting Will Count at the Special Meeting.

Dated: March __, 2005.

PROXY CARD

Proxy Solicited
By
Jeffrey S. Black and Michael Johnson
for the Special Meeting of Shareholders
of BellaVista Capital, Inc.
to be held March 14, 2005

     The undersigned shareholder of BellaVista Capital, Inc. hereby constitutes and appoints Jeffrey S. Black and Michael Johnson and each of them (acting alone or together), as attorney-in-fact and proxy for the undersigned, with full power of substitution in each, for and in the name and stead of the undersigned to attend the Meeting of Shareholders of BellaVista Capital, Inc. currently scheduled by the Company for March 14, 2005 (the “Meeting”), and to vote on all matters that may come before the Meeting the number of shares that the undersigned would be entitled to vote if present in person, as specified below.

     (INSTRUCTIONS: Mark votes by placing an “x” in the appropriate ☐.)

     To Approve the Shareholder Resolution dated as of October 22, 2004, which reads as follows:

     “RESOLVED: That the Corporation cease making new investments, and immediately reduce its administrative expenses associated with making new investments. The Board of Directors shall adopt a detailed plan to sell the Company’s remaining assets and distribute cash proceeds to its creditors and shareholders as such proceeds become available for distribution, after allocating adequate reserves to meet current and contingent liabilities.”

     FOR ☐          AGAINST ☐                ABSTAIN ☐

     Please sign and date below. Your shares will be voted as directed. If no direction is made, this proxy will be voted for the proposal. The undersigned hereby acknowledges receipt of the proxy statement dated ___, 2005 of Jeffrey S. Black and Michael Johnson and revokes any proxy previously executed.

     Please sign exactly as your name(s) appear as registered with the Company. If shares are issued in the name of two or more persons, all such persons should sign the proxy. A proxy executed by a corporation, trust or other institution should be signed in its name by its authorized officers or trustees. Executors, administrators, trustees and partners should indicate their titles when signing. Add as many signature lines as necessary.

     This proxy will represent all shares held in all capacities.

SIGNATURE	Dated:

(Print Name):

(Telephone):

SIGNATURE (If Held Jointly):	Dated:

(Print Name):

(Telephone):

SIGNATURE	Dated:

(Print Name
and Title):
(Telephone):

SIGNATURE	Dated:

(Print Name
and Title):

(Telephone):

IMPORTANT: WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE SIGN AND RETURN THIS PROXY CARD, WHICH YOU MAY REVOKE AT ANY TIME PRIOR TO ITS USE.

PLEASE MARK YOUR VOTE, SIGN, DATE AND
RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

     Dear BellaVista Shareholders:

     This letter supersedes our letter to you dated November 29, 2004. The enclosed proxy statement dated March ___, 2005 also supersedes our preliminary proxy statement and our BLUE form of proxy card, also dated November 29, 2004.

     The Company’s management has scheduled a shareholder meeting for March 14, 2005 and has initiated a tender offer to repurchase a limited number of shares during February 2005.

     Primarily because of the change in circumstances since November 2004, and particularly to distinguish pre-tender from post-tender proxy cards, we have replaced the BLUE form of proxy cards with an updated, RED form of card. We will not use any BLUE proxy cards you may have sent us for any purpose. If you have sent us a BLUE proxy card, it will not count; you will need to send us a RED form of proxy.

     We also urge you not to sign or return any proxy card sent to you by the Board of Directors of BellaVista. If you have previously signed a proxy card sent to you by the Board of Directors of BellaVista, you can revoke that proxy and vote for our Resolution by signing, dating and returning the enclosed RED proxy card in the enclosed postage-paid envelope.

     The only purpose of the meeting is to vote on the Resolution we proposed as of October 22, 2004. We urge you to carefully read our enclosed, updated proxy statement. We have addressed the issues raised by our proposed Resolution, as well as management’s opposition to it. As more fully explained in our proxy statement, we also have a number of questions dealing with the tender offer and management’s proxy solicitation that we would like management to address and you to consider before the meeting.

     Contrary to management’s interpretation of our Resolution, we are not advocating liquidation of the Company, and we do not believe our Resolution, if passed, would require the Company to dissolve and windup its affairs as a business.

     In revising the Company’s redemption policy and initiating the tender offer, management has described their goal as one that provides shareholders an opportunity to “exit the investment” without having to liquidate the Company. Nothing we propose is intended to preclude management from pursuing that objective.

BellaVista Stockholders
March ___, 2005

     Nothing we propose, for example, is intended to prevent management, and any number of like-minded investors, from considering ways to recapitalize the Company by issuing a new class of security to sell to new investors, or to offer to existing shareholders in exchange for their existing common stock, or any number of other options, to pursue their declared objective of providing shareholders an opportunity to “exit the investment” without having to liquidate the Company. As noted in our proxy statement, in the section entitled “The Proposed Resolution,” we would like management to discuss the feasibility of such financing or restructuring options.

     We have not undertaken any analysis as to the feasibility of the Company’s ability to implement any such financing options or to continue in business without additional capital. We recognize, however, that, in the absence of the ability to use capital in the form of proceeds from the disposition of remaining assets, and in the absence of management’s ability to raise new capital to invest in additional real estate oriented investments, the Company will not be able to continue its business as a going concern. We refer you to our proxy statement, particularly the sections entitled “The Proposed Resolution” and “Risks Relating to the Resolution and Proposed Plan” for a more complete discussion of these issues.

     The tender offer will close as of March 1, 2005 (unless extended), which is also the record date set for determining the number of shares eligible to vote. Shares purchased by the Company pursuant to the tender offer before March 1, 2005 will not be eligible to vote. In their tender offer filed January 28, 2005, management has said that the actual number of tendered shares the Company will purchase will not likely be known for perhaps 5 business days after March 1, 2005, i.e. March 7 or 8, 2005.

     Consequently, we have a very short period of time to solicit proxies from those of you who choose to tender your shares yet still wish to support our Resolution by voting the number of votes representing a portion of your tendered shares that are not purchased. Our intention is to solicit proxies from all shareholders now and ask that you vote the total number of shares you own as of the date you sign the RED proxy card. We plan to present the proxy cards we receive to the Company to verify the number of eligible votes represented by our proxies against the Company’s records following the repurchase of shares pursuant to the tender, either at or before the scheduled meeting. Only eligible shares as of March 1, 2005 will be included in our proxy total.

     For your reference, as noted in the Company’s proxy material, the Company’s filings with the SEC are available on the SEC’s website at http://www.sec.gov. Presumably, the filings can also be obtained from Ms. Connie Paris, 420 Florence Street, Suite 200, Palo Alto, California 94301; or by calling Ms. Paris at (650) 328-3060.

     Please note that although Messrs. Gafke and Giurlani were participants in the original shareholder proposal submitted to the Company’s management in August 2004, they are not participants in our proxy solicitation, and that all shareholder inquiries or comments relating to the solicitation should be directed only to Mr. Black.

BellaVista Stockholders
March ___, 2005

March ___, 2005.

Sincerely,

Jeffrey S. Black

Michael Johnson